Exhibit 99.1

Foresight Signs MOU for Cooperation With Global Chinese Vehicle Manufacturer Chery

Chery and Foresight, together with Guide Infrared, will collaborate on autonomous vehicles to develop advanced solutions based on Foresight’s technology

Ness Ziona, Israel – August 2nd, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the signing of a memorandum of understanding (MOU) for a multiphase business cooperation with Wuhu Chery Technology Co., LTD (Chery), a global Chinese vehicle manufacturer and Xuanyuan Idrive Technology Co. Ltd. (XY), a subsidiary of Wuhan Guide Infrared Co. (Guide Infrared) (Shenzhen stock code: 002414, market cap of approximately $10 billion), a leading Chinese developer and manufacturer of infrared thermal imaging systems.

During the first phase, Chery will test the QuadSight® vision prototype system for the purpose of evaluating Foresight’s technology and its potential further integration into advanced solutions for vehicles manufactured by Chery. Upon successful evaluation, the parties will negotiate a commercial agreement for the co-development of advanced solutions based on Foresight’s technology integrated with XY’s automotive sensors. The advanced solutions are designed for potential integration into semi- and fully autonomous vehicles manufactured by Chery.

As a part of the cooperation, the parties will consider establishing a joint venture in China, by themselves or with third parties. Furthermore, the parties are considering promoting and selling the advanced solutions in Greater China through the joint venture.

Additionally, to help accelerate innovation in the autonomous vehicles market and enable Foresight’s product expansion, Chery will consider a strategic investment in Foresight, in an amount and upon terms and conditions to be negotiated in the future.

“By signing this cooperation MOU with a leading automotive OEM, we continue our strategy to expand our presence in the Chinese automotive market. Our advanced 3D vision technologies combined with Guide Infrared’s thermal imaging capabilities potentially offer an accurate and reliable vision solution that can be integrated into Chery’s semi- and fully autonomous vehicles to enhance their current safety systems,” said Haim Siboni, CEO of Foresight. “I believe that this vote of confidence from another vehicle manufacturer, along with a potential strategic investment, may open the door for additional opportunities, worldwide and specifically in the Asian automotive market.”

About Wuhu Chery Technology

Chery is a Chinese automotive brand with global influence. It has a powerful R&D strength of engine, gearbox, chassis and other core technologies among Chinese automobile brands, and has established a global automobile R&D team of more than 5,500 people. Meanwhile, Chery is also among the first Chinese automobile company to export vehicles, complete knock-down parts, engines and vehicle manufacturing technology and equipment to the world. Up until now, Chery has exported its vehicles to more than 80 countries and regions, with nearly 9.4 million users worldwide, ranking first in the number of passenger cars exported from China for 18 consecutive years.

About Wuhan Guide Infrared

Wuhan Guide Infrared Co., Ltd. (Shenzhen stock code: 002414), founded in 1999, is engaged in manufacturing infrared detectors and cameras, comprehensive electro-optical systems and large-scale defense systems. Guide Infrared provides infrared solutions, ranging from infrared devices up to complete systems. The Company has established a state-of-the-art mass production facility located at China Optics Valley in Wuhan with more than 2,600 employees.

Guide Infrared develops and manufactures infrared solutions for national defense security, protection systems, diagnostic tools, smart home, internet of things, intelligent terminals, machine vision systems, automotive industry, unmanned planes and other applications.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that Chery will test the QuadSight® vision prototype system, that, subject to certain conditions, Chery and Foresight will negotiate a commercial agreement for the co-development of advanced solutions, that the parties will consider establishing a joint venture in China, that Chery may consider a strategic investment in Foresight, and that MOU and a potential strategic investment by Chery in Foresight may bring additional opportunities worldwide and specifically in the Asian automotive market for Foresight. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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